

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Robert Weinstein
Chief Financial Officer
Synaptogenix, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

      Re: Synaptogenix, Inc.
           Registration Statement on Form S-3
           Filed April 15, 2022
           File No. 333-264325

Dear Mr. Weinstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Gama at 202-551-3188 or Celeste Murphy at 202-551-3257 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Daniel Bagliebter, Esq.